

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Richard J. Wrensen
President, Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, CA 94111

>   **Re: Eastern Light Capital, Incorporated**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Form 10-Q for the Period Ended March 31, 2010**
>   **File No. 1-12941**

Dear Mr. Wrensen:

We issued comments to you on the above captioned filings on August 6, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 20, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 20, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief